UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Innovate Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

404139107

(CUSIP Number)

Avram Glazer

Lancer Capital LLC

777 South Flagler Drive

Suite 800, West Tower

West Palm Beach, Florida 33401

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404139107	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Lancer Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY

4		SOURCE OF FUNDS PF
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,852,790 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,852,790 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,852,790 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3% (1)(2)
14		TYPE OF REPORTING PERSON OO

(1) Includes 468,594 shares of Common Stock of Innovate Corp. (the “Issuer”) issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2026.

(2) Based on 78,432,535 shares of Common Stock of the Issuer outstanding as of April 30, 2022, as reported in the Issuer’s Form 10Q filed with the Securities and Exchange Commission on May 4, 2022.

CUSIP No. 404139107	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Avram Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4		SOURCE OF FUNDS PF
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,048,498 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,048,498 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,048,498 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4% (1)(2)
14		TYPE OF REPORTING PERSON IN

(1) Includes 468,594 shares of Common Stock of the Issuer issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2026.

(2) Based on 78,432,535 shares of Common Stock of the Issuer outstanding as of April 30, 2022, as reported in the Issuer’s Form 10Q filed with the Securities and Exchange Commission on May 4, 2022.

CUSIP No. 404139107	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Avram Glazer Irrevocable Exempt Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY

4		SOURCE OF FUNDS OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,992,195 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,992,195 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,992,195 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3% (1)(2)
14		TYPE OF REPORTING PERSON OO

(1) Includes 468,594 shares of Common Stock of the Issuer issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2026.

(2) Based on 78,432,535 shares of Common Stock of the Issuer outstanding as of April 30, 2022, as reported in the Issuer’s Form 10Q filed with the Securities and Exchange Commission on May 4, 2022.

CUSIP No. 404139107	13D	Page 5 of 9 Pages

Explanatory Note

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on April 23, 2020 (as amended to date, the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Innovate Corp., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end thereof:

On May 20, 2022, The Reporting Persons requested and are awaiting a waiver of the share purchase limitations contained in the Issuer's Tax Benefits Preservation Plan and approval from the board of directors of the Issuer to purchase up to an additional 3,300,000 shares of Common Stock from existing shareholders in open market or private transactions. If such approval is granted, the amount and timing of such purchases, if any, will be determined based upon the Reporting Persons’ evaluation of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the Reporting Persons’ need for liquidity, and other future developments.

The Reporting Persons intend to vote all of their shares of Common Stock at the upcoming annual meeting of stockholders of the Issuer to be held on June 16, 2022, (i) against the election of each of Michael Gorzynski, Shelly C. Lombard, and Kenneth S. Courtis as directors of the Issuer, and (ii) in favor of the election of the remaining slate of directors as recommended by the Board of the Issuer. The Reporting Persons, including Mr. Glazer in his position as Chairman of the board of directors of the Issuer or his representatives, may engage in discussions with management, the board of directors, shareholders of the Issuer, and other relevant parties regarding potential changes in the composition of the Issuer’s board of directors.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to change their respective plans at any time, as he deems appropriate, and in light of his ongoing evaluation of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, such Reporting Person’s need for liquidity, and other future developments.

CUSIP No. 404139107	13D	Page 6 of 9 Pages

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of the date hereof, Lancer beneficially owns directly 19,852,790 shares of Common Stock representing 25.3% of the Issuer’s Common Stock, the Trust beneficially owns 22,992,195 shares of Common Stock representing 29.3% of the Issuer's Common Stock, and Mr. Glazer beneficially owns 23,048,498 shares of Common Stock representing 29.4% of the Issuer's Common Stock, based on 78,432,535 shares of Common Stock of the Issuer outstanding as of April 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2022.

(b)	The following sets forth, as of the date of this Statement, the aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Avram Glazer	23,048,498	29.4%	23,048,498	0	23,048,498	0
Lancer Capital LLC	19,852,790	25.3%	19,852,790	0	19,852,790	0
Avram Glazer Irrevocable Exempt Trust	22,992,195	29.3%	22,992,195	0	22,992,195	0

Lancer is the record holder of 19,384,196 shares of Common Stock, the Trust is the record holder of 3,139,405 shares of Common Stock, and Mr. Glazer is the record holder of 56,303 shares of Common Stock. Mr. Glazer is the sole owner of Lancer and the Trustee of the Trust, and in such capacities may be deemed to beneficially own the shares held of record by Lancer and the Trust. The Trust is the sole owner of Lancer, and in such capacity may be deemed to beneficially own the shares held of record by Lancer and the Trust

(c)	The transactions in the Common Stock by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	None.

(e)	Not applicable.

CUSIP No. 404139107	13D	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      May 20, 2022

Avram Glazer

By:	/s/ Avram Glazer
Name: Avram Glazer

Lancer Capital LLC

By:	Avram Glazer

By:	/s/ Avram Glazer
Name: Avram Glazer
Title: Sole Member

Avram Glazer Irrevocable Exempt Trust

By:	Avram Glazer

By:	/s/ Avram Glazer
Name: Avram Glazer
Title: Trustee

CUSIP No. 404139107	13D	Page 8 of 9 Pages

Schedule A

Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days

Reporting Person	Date of Transaction	Buy/Sell	Number of Shares Purchased/(Sold)	Price Per Share[1]
Lancer Capital LLC	5/6/2022	Buy	100,242	$2.92
Lancer Capital LLC	5/9/2022	Buy	300,000	$2.80

1 Excluding any brokerage commissions.

CUSIP No. 404139107	13D	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D/A with respect to the common stock of Innovate Corp. beneficially owned by each of them. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13D/A.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of May 20, 2022.

Avram Glazer

By:	/s/ Avram Glazer
Name: Avram Glazer

Lancer Capital LLC

By:	Avram Glazer

By:	/s/ Avram Glazer
Name: Avram Glazer
Title: Sole Member

Avram Glazer Irrevocable Exempt Trust

By:	Avram Glazer

By:	/s/ Avram Glazer
Name: Avram Glazer
Title: Trustee